Exhibit 99.1

SIYATA MOBILE INC. AND SUBSIDIARIES

Condensed Consolidated Unaudited Interim Financial Statements

As at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and 2021

Table of Contents

Siyata Mobile Inc. and Subsidiaries

1.	Condensed Consolidation Unaudited Interim Statements of Operations and Comprehensive Loss	3
2.	Condensed Consolidated Unaudited Interim Statements of Financial Position	4
3.	Condensed Consolidated Unaudited Interim Statement of Changes in Shareholders’ Equity	5
4.	Condensed Consolidated Unaudited Interim Statements of Cash Flows	6
5.	Notes to the Condensed Consolidated Unaudited Interim Financial Statements	7

Siyata Mobile Inc. and Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Operations and Comprehensive Loss

For the three and six months ended June 30, 2022 and 2021

	6 months ended June 30		3 months ended June 30
	2022	2021	2022	2021

Revenue (Note 24)	$1,802,502	$4,388,954	$969,528	$356,979
Cost of sales (Note 17)	(1,438,778)	(3,115,182)	(860,855)	(823,298)
Gross profit	363,724	1,273,772	108,673	(466,319)

EXPENSES
Amortization and depreciation (Note 9)	459,924	668,620	335,419	347,603
Development expenses (Note 9)	263,370	158,573	140,054	158,573
Selling and marketing (Note 18)	2,208,726	2,194,180	1,163,675	1,221,221
General and administrative (Note 19)	3,510,661	2,206,011	1,851,582	1,147,533
Inventory impairment (Note 6)	303,316	1,838,658	238,980	1,838,658
Bad debts (recovered) (Note 5)	63,285	(224,557)	70,643	(224,557)
Impairment of intangibles (Note 9)	-	4,322,799	-	4,322,799
Impairment goodwill (Note 10)	-	819,454	-	819,454
Share-based payments (Note 16)	1,939,035	949,791	1,126,300	356,999
Total operating expenses	8,748,317	12,933,529	4,926,653	9,988,283

Net operating loss	(8,384,593)	(11,659,757)	(4,817,980)	(10,454,602)

OTHER EXPENSES
Finance expense (Note 20)	45,726	982,688	18,739	591,827
Foreign exchange	19,168	256,430	106,828	(183,891)
Change in fair value of convertible promissory note (Note 13)	3,250,848	-	570,391	-
Change in fair value of opening warrant liability (Note 14)	962,350	-	-	-
Change in fair value of warrant liability (Note 14)	(5,444,935)	-	(1,209,850)	-
Transaction costs	965,247	79,069	-	-

Total other expenses	(201,596)	1,318,187	(513,892)	407,936
Recovery of income taxes	-	-
Net loss for the period	$(8,182,997)	$(12,977,944)	$(4,304,088)	$(10,862,538)

Other comprehensive income
Translation adjustment	1,518	2,235	25,986	(65,180)

Comprehensive loss for the period	$(8,181,479)	$(12,975,709)	$(4,278,102)	$(10,927,718)

Weighted Average Shares	13,805,757	4,771,591	14,635,152	4,816,191

Basic and diluted loss per share	$(0.59)	$(2.72)	$(0.29)	$(2.26)

The accompanying notes are an integral part of these condensed consolidated unaudited interim financial statements.

Siyata Mobile Inc. and Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

	June 30, 2022	December 31, 2021
ASSETS
Current
Cash	$4,054,420	$1,619,742
Trade and other receivables, net (Note 5)	1,424,564	1,544,427
Prepaid expenses	431,413	154,266
Inventory (Note 6)	4,684,666	2,397,471
Advance to suppliers (Note 7)	1,283,943	470,167
	11,879,006	6,186,073
Long term receivable (Note 12)	149,429	168,167
Right of use assets, net (Note 8)	914,700	1,077,845
Equipment, net	234,545	267,967
Intangible assets, net (Note 9)	5,464,461	4,350,537
Total assets	$18,642,141	$12,050,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank loan (Note 11)	$37,096	$27,159
Accounts payable and accrued liabilities	1,547,115	2,646,321
Due to Related Party (note 12)	-	-
Lease Obligations (Note 12)	284,862	232,969
Convertible promissory note (Note 13)	1,591,680	1,421,911
Warrant liability (Note 14)	4,209,769	2,176,686
Future Purchase Consideration (Note 4)	-	350,000
	7,670,522	6,855,046
Lease obligation (Note 12)	596,643	787,513
Long Term Convertible Debenture (Note 14)	-	-
Convertible promissory note (Note 13)	-	1,921,382
	596,643	2,708,895
Total Liabilities	8,267,165	9,563,941

Commitments and contingencies (Note 15)

Shareholders’ equity
Share capital (Note 16)	68,478,827	54,655,244
Reserves (Note 16)	12,635,779	10,389,555
Accumulated other comprehensive loss	(37,221)	(38,739)
Deficit	(70,702,409)	(62,519,412)
	10,374,976	2,486,648
Total liabilities and shareholders’ equity	$18,642,141	$12,050,589

The accompanying notes are an integral part of these condensed consolidated unaudited interim financial statements.

Nature of operations and going concern (Note 1)

Subsequent Events (Note 25)

Approved on August 18, 2022 on behalf of the Board:

“Michael Kron”	“Marc Seelenfreund”
Michael Kron – Director	Marc Seelenfreund - Director

Siyata Mobile Inc. and Subsidiaries

Condensed Consolidated Unaudited Interim Statement of Changes in Shareholders’ Equity

For the three and six months ended March 31, 2022, June 30 2022, March 31, 2021 and June 30, 2022

	Number of Common Shares	Share Capital Amount	Reserves	Accumulated other comprehensive Income (loss)	Deficit	Total Shareholders’ Equity
Balance, December 31, 2020	4,663,331	$50,088,369	$9,984,531	$100,025	$(38,893,870)	$21,279,055
Issuance of shares to be issued	40,000	560,000	(560,000)	-	-	-
Shares issued on acquisition of ClearRF	23,949	194,985	-	-	-	194,985
Shares issued on warrant exercises	88,911	721,958	(112,917)	-	-	609,041
Share based payments	-	-	949,791	-	-	949,791
Translation adjustment	-	-	-	(2,235)	-	(2,235)
Loss for the year	-	-	-	-	(12,977,944)	(12,977,944)
Balance, June 30, 2021	4,816,191	$51,565,312	$10,261,405	$97,790	$(51,871,814)	$10,052,693

Balance, December 31, 2021	5,276,695	$54,655,244	$10,389,555	$(38,739)	$(62,519,412)	$2,486,648

Shares issued on acquisition of ClearRF	138,958	190,095	-	-	-	190,095
Share issuance on capital raise	7,215,652	10,936,974	307,189	-	-	11,244,163
Share issuance costs on capital raise		(1,051,647)	-	-	-	(1,051,647)
Pre-funded warrants exercised	1,480,000	2,575,200	-	-	-	2,575,200
Shares issued for debts	1,009,219	1,172,961		-	-	1,172,961
Share based payments	-	-	1,939,035	-	-	1,939,035
Translation adjustment	-	-	-	1,518	-	1,518
Loss for the period	-	-	-	-	(8,182,997)	(8,182,997)
Balance, June 30, 2022	15,120,524	$68,478,827	$12,635,779	$(37,221)	$(70,702,409)	$10,374,976

The accompanying notes are an integral part of these condensed consolidated unaudited interim financial statements.

Siyata Mobile Inc. and Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	June 30, 2022	June 30, 2021
Operating activities:
Net loss for the period	$(8,182,997)	$(12,977,944)
Items not affecting cash:
Amortization and depreciation	459,924	668,620
Bad debt expense	63,285	(224,557)
Inventory impairments	303,316	1,838,658
Intangibles impairments	-	4,322,799
Goodwill impairments	-	819,454
Fair value changes on convertible debenture derivative	3,250,848	-
Fair value changes on opening warrant liability	962,350	-
Fair value changes on warrant liability	(5,444,936)	-
Interest expense, net of repayments	9,586	553,853
Share-based payments	1,939,035	949,791

Net change in non-cash working capital items:
Trade and other receivables	75,316	(864,061)
Prepaids	(277,147)	225,887
Inventory	(2,590,511)	(3,195,337)
Advances to suppliers	(813,776)	654,143
Accounts payable and accrued liabilities	(928,706)	(764,087)
Net cash used in operating activities	(11,174,413)	(7,992,781)
Investing activities:
Purchase of intangibles	(1,389,620)	(2,207,450)
Purchase of equipment	(1,841)	(57,935)
Acquisition of ClearRF	(155,014)	(122,014)
Net cash used in investing activities	(1,546,475)	(2,387,399)
Financing activities:
Lease payments	(154,665)	(77,067)
Proceeds from bank loan	9,937	67,152
Repayment of long term debt	-	(29,032)
Repayment of the convertible promissory notes	(4,000,000)	(1,177,786)
Proceeds from shares issued for cash, net of share issue costs	16,711,184	609,041
Repayment of loan to director	-	214,456
Proceeds from exercise of pre-funded warrants	2,575,200	-
Net cash provided by (used in) financing activities	15,141,656	(393,236)
Effect of foreign exchange on cash	13,910	128,537
Change in cash for the period	2,434,678	(10,644,879)
Cash, beginning of period	1,619,742	16,464,266
Cash, end of period	$4,054,420	$5,819,387

The accompanying notes are an integral part of these condensed consolidated unaudited interim financial statements.

Supplemental information with respect to cash flow:

Lease obligations short term was allocated $284,862. Recognized $86,557 of right of use assets and lease obligations in the period. Convertible promissory note of $800,000, future purchase consideration of $190,095 and contractual amounts owed to suppliers totaling $170,500 were paid by the Company issuing common shares.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. and Subsidiaries   (“Siyata” or the “Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced 4G mobile networks and cellular booster systems. The registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, BC V6C 3E8.

These consolidated unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated unaudited interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $8,182,997 during the six months ended June 30, 2022, and, as of that date, the Company’s total deficit was $70,702,409. The Company’s continuation as a going concern is dependent upon the success of the Company’s sale of inventory, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain.

These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

2.	BASIS OF PREPARATION

Statement of compliance

These condensed consolidated unaudited interim financial statements, including comparatives, have been prepared in accordance with IFRS   as issued by the International Accounting Standards Board (IASB) and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC  ).

Basis of consolidation and presentation

These condensed consolidated unaudited interim financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting.

These condensed consolidated unaudited interim financial statements should be read in conjunction with the Company’s year ended December 31, 2021 financial statements filed on April 29, 2022 as a 20-F.

These condensed consolidated unaudited interim financial statements incorporate the financial statements of the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These condensed consolidated unaudited interim financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The condensed consolidated unaudited interim financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

2.	BASIS OF PREPARATION (continued)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries except Signifi Mobile Inc. whose functional currency is Canadian dollars. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standards (“IAS”) 21,

The Effects of Changes in Foreign Exchange Rates.

Assets and liabilities of entities with a functional currency other than the USD are translated into USD at period-end exchange rates. Income and expenses, and cash flows are translated into USD using the average exchange rate.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of operations and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated unaudited interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated unaudited interim financial statements are, but not limited to the following:

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse. Due to ongoing losses and a going concern note, the Company has not recognized any loss carryforwards in these financial statements through the statement of operations.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

2.	BASIS OF PREPARATION (continued)

Use of estimates and judgements (continued)

●	Fair value measurements - Certain of the Company’s (financial) assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 22.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Capitalization of development costs and their amortization rate – Development costs are capitalized in accordance with IFRS38. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from projected revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

●	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast. Intangible assets are estimated to have a useful life from the date available for sale in most cases, but may vary dependent upon the actual asset.

●	Collectability of trade receivables – In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

2.	BASIS OF PREPARATION (continued)

Use of estimates and judgements (continued)

(ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated unaudited interim   financial statements are, but are not limited to, the following:

●	Deferred income taxes – judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs. Due to ongoing losses and a going concern note, the Company has not recognized any loss carry-forwards nor deferred income in these financial statements through the statement of operations as the likelihood of these assets and/or liabilities being recognized is unlikely due to going concern note as disclosed in Note 1 to the condensed consolidated unaudited interim financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Siyata has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 9 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are systematically amortized as long as they are available for use (Accordingly, these intangible assets, such as development costs, are tested for impairment on a quarterly basis, until such date as they are available for use.

(c)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of acquisition, of assets transferred, liabilities incurred or assumed, and equity instruments issued by the Company. The acquiree’s identifiable assets and liabilities assumed are recognized at their fair value at the acquisition date. The excess of the consideration over the fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. Any gain on a bargain purchase is recorded in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any goodwill that arises is tested annually for impairment.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortization but is tested for impairment annually.

(e)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(f)	Revenues

Revenue recognition

The Company recognizes revenue in accordance with IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) when control of a product or service is transferred to a customer.

Under IFRS 15, a performance obligation is a promise within a contract to transfer a distinct good or service, or a series of distinct goods and services, to a customer. Revenue is recognized when performance obligations are satisfied, and the customer obtains control of promised goods or services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for goods or services. Under the standard, a contract’s transaction price is allocated to each distinct performance obligation. To determine revenue recognition for arrangements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

(g)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (loss).

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, and trade, and other receivables at amortized cost which approximates its fair value due to their short term nature.

Changes to financial assets measured at fair value are recognized in profit and loss as they arise.

Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Financial Instruments (continued)

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated as   FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i)	FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii)	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its bank loan, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Future purchase consideration, convertible promissory note, and warrant liability are all classified as FVTPL.

(h)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date and   each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(j)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated and will   be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

(k)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases.

(m)	Equipment

Equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period over a five-year straight-line period shall be recognized in profit or loss.

(n)	New accounting pronouncements

There are no upcoming accounting pronouncements expected to have a material impact on the Company’s consolidated unaudited interim financial statements.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

4.	ACQUISITION OF CLEAR RF LLC

On March 31, 2021, the Company acquired all of the issued and outstanding units of Clear RF LLC (“ClearRF”). In consideration, the Company paid cash of $155,015 and issued 23,949 common shares at a value of $194,985.

As a further consideration, the Company made the additional following payments:

a)	On March 31, 2022, pay $155,015 in cash and;

b)	On March 31, 2022, issue common shares of the Company valued at $190,095.

No further incentives were earned by the vendors other than the amounts outlined in (a) and (b) above.

This transaction qualifies as a business combination and was accounted for using the acquisition method of accounting. To account for the transaction, the Company has determined the fair value of the assets and liabilities of ClearRF at the date of the acquisition and a purchase price allocation. These fair value assessments require management to make significant estimates and assumptions as well as apply judgment in selecting the appropriate valuation techniques.

The acquisition of ClearRF is consistent with the Company’s corporate growth strategy to continue to acquire innovative patented products in the cellular booster market. The Company plans to leverage ClearRF’s machine-to-machine booster technology in order to build relationships and facilitate sales of the cellular booster suite of products.

The aggregate amount of the total acquisition consideration is $700,000, comprised as follows:

Consideration	Note	Fair Value
Cash		$155,015
Fair value of 23,949 shares at $8.14 per share	(i)	194,985
Future purchase consideration	(ii)	350,000
Total Consideration		$700,000

(i)	The fair value of the shares issued was determined by multiplying the number shares issued by the share price of the Company on March 31, 2021.
(ii)	Future consideration represents the expected future payments of cash and common shares. Since the balance of the shares and the cash is due within one year, the Company did not discount the future purchase consideration for the time value of money. This future consideration obligation was fully paid on March 30, 2022.

The purchase price was allocated as follows:

Purchase price allocation	Fair Value

Purchase price	$700,000

Less: Net assets acquired
Net identifiable tangible assets	127,106
Net identifiable intangible assets	522,637
649,743
Goodwill	$50,257

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

4.	ACQUISITION OF CLEAR RF LLC (continued)

The net identifiable intangible asset consists of two patents acquired on the acquisition that is valued at $122,717 plus a supplier relationship valued at $399,920. These intangibles assets are recorded at cost and are amortized on a straight-line basis over its estimated useful life of four years with no residual value. The Company incurred costs related to the acquisition totaling $79,069 to complete the acquisition which was recorded in the statement of loss and comprehensive loss.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles and goodwill. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall. Management also impaired the full value of the goodwill in the amount of $50,257.

5.	TRADE AND OTHER RECEIVABLES

	June 30, 2022	December 31, 2021
Trade receivables	$1,692,939	$1,791,046
Allowance for doubtful accounts	(1,097,025)	(1,090,066)
Taxes receivable	828,650	843,447
Factoring	-	-
Total	$1,424,564	$1,544,427

(a)	Trade receivables

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, we utilize the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. At June 30, 2022, we concluded that a bad debt provision of $1,097,0255 (December 31, 2021-$1,090,066) was to be recognized.

Factoring Arrangements and Liens

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customer. As at June 30, 2022, the total amount expended by the funding entity was $37,000 (December 31, 2021 - $27,000).

SMI incurs a financing charge of 3.1% on advances received and is subject to certain covenants.

Siyata Mobile Inc. has provided the North American receivables as collateral for the outstanding convertible promissory notes as outlined Note 13. The carrying amount of the North American trade and other receivables on June 30, 2022 is $448,066 (December 31, 2021-$569,068).

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

5.	TRADE AND OTHER RECEIVABLES (continued)

(b)	Taxes receivable

The Company has subsidiaries that are located in jurisdictions that have a sales tax system of payments and credits for sales taxes (VAT and GST/QST). When the Company bills a customer in the same jurisdiction, the Company is required to charge sales tax to the customer on the invoice billed. The Company also pays sales taxes on certain third-party purchases (who add the sales tax to their invoices) and pays sales tax on the import of certain types of merchandise. The Company must remit the net amount of, the sales taxes charged to customers, less any sales taxes invoiced to the Company and net of any sales taxes paid on imported goods. The Company may defer the refunds if they anticipate future sales taxes to be remitted will be sufficient to reduce the amount owed. Otherwise, the Company may ask for an immediate refund. The immediate refund may sometimes result in a long process to receive the funds and therefore the Company offsets defers the refunds against future sales.

Since these taxes are due from the governments, credit risk is not a concern. The Company has historically been able to obtain the full refunds and offsets of amounts paid against future sales and so no provision for bad debts has been set up against these taxes receivables.

6.	INVENTORY

	30-Jun-22	31-Dec-21
Finished products	$8,107,467	$6,031,753
Impairment of finished products	(3,669,820)	(3,819,955)
Accessories and spare parts	1,106,761	1,025,366
Impairment of accessories and spare parts	(859,742)	(839,693)
Total	$4,684,666	$2,397,471

Refer to Note 17 for   total inventories expensed as cost of sales during the six months ended June 30, 2022 and 2021.

Provision on inventory

Management reviews the inventory for impairment on a quarterly basis. As at June 30, 2022, it was determined that $4,529,562 (December 31, 2021- $4,659,648)   of the inventory was impaired due to slow movement. For the 6 months ended June 30, 2022, the bad debt provision on the statement of operations is $63,285 (June 30, 2021-recovery of $224,557). For the three months ended June 30, 2022 the bad debt provision is $70,643 (June 30, 2021-recovery of $224,557).

Liens

Siyata Mobile Inc. has pledged the North American inventory as collateral for the outstanding convertible debenture as outlined in Note 13. The carrying amount of the North American inventory is $2,729,437 (December 31, 2021-$1,355,482).

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

7.	ADVANCES TO SUPPLIERS

The Company purchases merchandise from overseas contract manufacturers to the Company’s specifications. Advances to suppliers is for Company funds advanced to the contract manufacturers to guarantee payment of the products produced. Management reviews quarterly the advances to suppliers to determine if these advances are for current products and not for legacy and or impaired products.

8.	RIGHT OF USE ASSETS

	June 30, 2022	December 31, 2021
Opening balance	$1,077,845	$377,035
Addition in the year	86,557	910,055
Translation adjustment	(97,700)	(4,328)
Amortization in the period	(152,002)	(204,917)
Closing balance	$914,700	$1,077,845

Allocation of right of use assets
Office lease	$832,860	$1,004,750
Car leases	81,840	73,095
Total right of use assets	$914,700	$1,077,845

Right of use amortization is as follows:

	2022	2021
Six months ended June 30	$152,002	$75,403
Three months ended June 30	$70,434	$39,283

Right of use assets are amortized over the terms of their leases that range from 3-10 years.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

9.	INTANGIBLE ASSETS

	Development Costs	Uniden License	E-Wave License	Clear RF Patent + Supplier relationship	Total

Cost:
Balance at December 31, 2020	$10,540,477	$116,543	$1,319,184	-	$11,976,204
Additions	2,769,679	-	-	522,637	3,292,316
Foreign Exchange	$5,370	183	2,073	-	7,626
Balance at December 31, 2021	$13,315,526	$116,726	$1,321,257	$522,637	$15,276,146
Additions	1,389,620	-	-	-	1,389,620
Foreign Exchange	-	-	-	-	-
Balance at June 30, 2022	$14,705,146	$116,726	$1,321,257	$522,637	$16,665,766

Accumulated Amortization:
Balance at December 31, 2020	$4,283,382	$97,460	$1,046,244	$0	$5,427,086
Additions	469,789	19,418	278,567	29,189	796,963
Impairment	4,339,366	-	-	399,920	4,739,286
Foreign Exchange	(34,020)	(152)	(3,554)	-	(37,726)
Balance at December 31, 2021	$9,058,517	$116,726	$1,321,257	$429,109	$10,925,609
Additions	222,856	-	-	49,803	272,659
Foreign Exchange	-	-	-	$3,037	$3,037
Balance at June 30, 2022	$9,281,373	$116,726	$1,321,257	$481,949	$11,201,305

Net Book Value:

Balance at December 31, 2021	$4,257,009	$0	$0	$93,528	$4,350,537

Balance at June 30, 2022	$5,423,773	$0	$0	$40,688	$5,464,461

Intangible asset amortization is as follows:

	2022	2021
Six months ended June 30	$272,659	$597,040
Three months ended June 30	$247,659	$331,677

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

9.	INTANGIBLE ASSETS (continued)

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On a quarterly basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount. The Company’s internal evaluation as of June 30, 2022, did not give indicators of any additional intangible impairments.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at December 31, 2021. Based on the results of their analysis using the Value In Use (“VIU”) model using a discounted value of 14.2% in 2021, management determined that the recoverable amount was not equal to, or in excess of the carrying amount for a total impairment at December 31, 2021 of $4,739,286 as follows: rugged device impairment of $4,339,366 and $399,920 impairment to a supplier relationship.

During the six months ended June 30, 2022 the Company incurred $263,370 (June 30, 2021-$158,573) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

Uniden License

During 2016, the Company acquired a license agreement from Uniden America Corporation (“Uniden”). The agreement provides for the Company to use the trademark “Uniden”, along with associated designs and trade dress to distribute, market and sell its cellular signal booster and accessories during its term. The agreement is until December 31, 2031 and is subject to certain minimum royalties. The license agreement is amortized on a straight-line basis over its five-year term and was fully amortized on December 31, 2021. This license agreement is included in the Contingencies and Commitments Note 15.

Clear RF Patent and Supplier Relationship:

As part of the acquisition of Clear Rf on March 30, 2021, as described in Note 4 above, the Company purchased two patents valued at $122,717 plus a supplier relationship valued at $399,920. These intangible assets were recorded at cost and were initially scheduled to be amortized on a straight-line basis over their estimated useful life of four years with no residual value.

On December 31, 2021, the Company had an independent impairment in value report prepared for the intangibles. Management, based on this report, impaired the full amount of the supplier relationship of $399,920 because of a worldwide component and supply chain shortfall.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

10.	GOODWILL

The Company had recorded goodwill of $Nil on June 30, 2022 (December 31, 2021-$NIL). This consists of goodwill on the acquisition of the wholly-owned subsidiary, Signifi Mobile Inc. in the amount of $801,780 plus the newly acquired goodwill in 2021 from the acquisition of Clear RF in the amount of $50,257, net of 100% impairment of the goodwill acquired. The Company assesses whether there are, events, changes in circumstances, and/or changes in key assumptions on which management has based its determination of the CGU, that would, more likely than not, reduce the fair value of the CGU to below its carrying value and therefore, require goodwill to be tested for impairment at the end of each reporting period.

As of December 31, 2021, the Company performed its annual impairment test on the goodwill using the Fair value less cost of disposal method. Due to a history of losses in this CGU in the preceding few years and without documentation of back-orders or basis to project profitable operations in the near term, management determined that the recoverable amount was less than the carrying value on December 31, 2021 and impaired the full amount of the Goodwill in the amount of $852,037.

11.	BANK LOAN

Siyata Mobile Israel (“SMI”) has a factoring agreement on its trade receivables, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to SMI by the funding entity in advance. The remaining 15-20% is paid to SMI when the funding entity receives payment from the customers. At June 30, 2022, the total amount borrowed by the Company extended by this funding entity and included in the bank loan was $37,000 (December 31, 2021, $27,000).

12.	LEASE OBLIGATIONS

	June 30, 2022	December 31, 2021

Opening balance-beginning of period	$1,020,482	$341,592
Additions in the period	86,556	833,766
Interest expense	(9,586)	21,279
Translation adjustment	(61,282)	6,527
Lease payments	$(154,665)	(182,682)
	881,505	1,020,482
Due within one year	(284,862)	(232,969)
Balance-end of period	$596,643	$787,513

Future Minimum Lease Payments

	June 30, 2022	December 31, 2021
year 1	$284,862	$232,969
year 2	242,253	255,000
year 3	160,136	270,000
year 4	135,254	262,513
year 5	59,000	-
Total	$881,505	$1,020,482

The Company has a long term restricted term deposit of $149,429 (December 31, 2021-$168,167) held by the Company’s bank to guarantee a portion of the office lease located in Israel.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

13.	CONVERTIBLE PROMISSORY NOTES

	Dec 23/21	June 23/21	Nov 2/23
	$6.169MM	$1.239MM	$7.2MM	Total

Balance December 31, 2020	$5,014,852	$1,145,917	$-	$6,160,769

Interest and accretion expense	1,893,494	-	-	1,893,494
Interest paid or accrued	(746,145)	-	-	(746,145)
Issuance of the $6MM debenture	-	-	4,395,881	4,395,881
Repayment of 10% convertible debenture	-	(1,145,917)	-	(1,145,917)
Repayment of the 12% debenture	(6,162,201)	-	-	(6,162,201)
Unamortized fair value difference-opening	-	-	(1,341,948)	(1,341,948)
Amortization of fair value difference	-	-	111,830	111,830
Change in fair value of debenture	-	-	177,530	177,530

Balance December 31, 2021	$-	$-	$3,343,293	$3,343,293

Partial repayment of $6MM convertible debenture	-	-	(4,000,000)	(4,000,000)
Unamortized day one fair value difference	-	-	915,341	915,341
Principal repayments	-	-	(800,000)	(800,000)
Change in fair value of debenture	-	-	2,133,046	2,133,046
Balance June 30, 2022	$-	$-	$1,591,680	$1,591,680

Current portion of convertible promissory note-June 30, 2022	-	-	1,591,680	1,591,680
Long term portion of convertible promissory note-June 30, 2022	-	-	-	-

Current portion of convertible promissory note-December 31, 2021	-	-	1,421,911	1,421,911
Long term portion of convertible promissory note-December 31, 2021	-	-	1,921,382	1,921,382

On November 3, 2021, the Company issued a $7,200,000 million convertible promissory note (the “Promissory Note”) and 2,142,857 warrants for gross proceeds of $6,000,000.

The promissory note matures on November 2, 2023 (the “Maturity Date”). The promissory note will be repaid commencing May 2022 in monthly instalments of $400,000. At the Company’s option, the repayments will be made in cash or common shares of the Company, or a combination of both. If paid by the issuance of common shares, the repayment is paid at a redemption price equal to the greater of 90% of the average five lowest daily volume-weighted average prices during the twenty trading days prior to the issuance of the common shares or $2.00 (the “Redemption Price”).

All or a portion of the $7,200,000 is convertible into common shares of the Company at a conversion price of $10.00 per common share (the “Conversion Price”), at the option of the holder, at any time subsequent to six months from the date of issuance to the maturity date of November 2, 2023. Under the terms of the promissory note, the conversion price of the promissory note will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the conversion price equal to the common share offering.

At any time during the promissory note outstanding, the Company can provide the holder of the promissory note written notice of its intention to repay the amount owing. If the notice is provided within the first 6 months post issuance, the Company is required to repay an amount equal to $7,000,000. Subsequent to this time period, the amount outstanding must be converted in full. If the Company provides notice of prepayment, the holder has the option to convert up to 25% of the principal amount at the lesser of the Redemption Price and the Conversion Price, as defined above.

Furthermore, if at any time prior to November 2, 2023, the Company proposes to offer or sell new securities, the Company shall first offer the holder the opportunity to purchase ten percent of the new securities.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

13.	CONVERTIBLE PROMISSORY NOTES (continued)

Finally, should the Company subsequently issue equity interests of the Company for aggregate proceeds to the Company of greater than $10 million, excluding offering costs or other expenses, unless otherwise waived in writing by and at the discretion of the holder, the Company will direct twenty percent of such proceeds from such issuance to repay the promissory note.

The Company has elected to measure the promissory note (hybrid contract) at FVTPL on initial recognition and, as such, the embedded conversion feature is not separated.

On initial recognition, the fair value of the convertible promissory note was $4,395,881 and the warrants issued in conjunction with the instrument (see below) were valued at $2,946,066. The fair value of the components exceeded the transaction price of $6,000,000 and the resulting difference has been deferred and will be recognized in the consolidated statement of operations over the term of the instrument on a straight line basis, in change in fair value of convertible promissory note. For the quarter ended March 31, 2022, the Company recognized an additional charge of $667,867 as a result of the repayment of $4,000,000 of the outstanding promissory note balance.

The unamortized day one fair value difference at June 30, 2022, and related activity during the period is as follows:

Balance, beginning of period	$1,230,118
Recognized in profit or loss for the six months ended June 30, 2022	(915,341)
Balance, end of period	$314,777

The balance of the promissory notes is as follows:

Promissory Note
Balance, January 1, 2022	$4,573,411
Repayment	(4,000,000)
Repayment through issuance of common shares	(800,000)
Change in fair value	2,133,046
Unamortized day one fair value difference	(314,777)
Balance, June 30, 2022	$1,591,680

As at June 30, 2022 the total principal amount outstanding on the convertible promissory note is $2,400,000 with the Company continuing to repay the monthly payments of $400,000, the remaining balance will be repaid by December 31, 2022. The entire balance of the promissory note as of June 30, 2022 is presented as current on the Statement of Financial Position.

During the six months ended June 30, 2022, the repayments were made in common shares of the Company. A summary of the total number of common shares issued is noted as follows:

Repayment date	May 2022	June 2022
Repayment amount	$400,000	$400,000
Redemption price	0.96	0.92
Total number of common shares issued	417,537	436,682

The fair value of the common shares issued based on the repayment date was $1,002,461 and is recorded in share capital (Note 16).

The differences between the fair value of $1,002,461 and the $800,000 repayment if $202,461 is included in change in fair value of Convertible Promissory Note on the Statement of Operations.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

13.	CONVERTIBLE PROMISSORY NOTES (continued)

Fair value calculation

The Company estimated the fair value of the promissory note using a binomial lattice model with the following assumptions: risk-free rate of 0.47% -1.18%; share price of $3.93; expected dividend yield of 0%; and expected volatility of 46%. Based on these estimates, the promissory note had a fair value of $4,395,881 upon issuance.

On June 30, 2022, the fair value of the promissory note was estimated at $1,591,680 (Dec 31, 2021-$4,573,411) using a binomial lattice model with the following assumptions: risk-free rate of 2.27-2.96% (Dec 31, 2021-0.67%); share price of $1.09 (Dec 31, 2021- $3.70), expected dividend yield of 0%, and expected volatility of 57% (Dec 31, 2021-45%).

There was no change in the fair value due to changes in the   Company’s own credit risk during the period.

The Company completed a secondary offering of its common shares at a price of $2.30 per common share on January 11, 2022. In accordance with the terms of the agreement, as the common shares of the secondary prices were offered at a price less than the stated Conversion Price ($10.00 per common share) of the promissory note and the Exercise Price of the warrants ($4.00 per common share), both the Conversion Price and the Exercise Price were revised to $2.30 per common share. In addition, as the total gross proceeds of the secondary offering were in excess of $10,000,000, excluding offering costs or other expenses, the Company was required to direct 20% of the gross proceeds to the Lender. A total of $4,000,000 was repaid to the Lender on January 13, 2022.

Liens related to this debt are as follows:

Under the terms of the promissory note, the Company grants to the lender, a security interest in and pledges and assigns to the lender, the following properties, assets and rights of the Company, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof (all of the same being hereinafter called the “Collateral”): all personal and fixture property of every kind and nature including all goods (including inventory, equipment and any accessions thereto), instruments (including promissory notes), documents (whether tangible or electronic), accounts (including health-care-insurance receivables), chattel paper (whether tangible or electronic), deposit accounts, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), commercial tort claims, securities and all other investment property, supporting obligations, any other contract rights or rights to the payment of money, insurance claims and proceeds, and all general intangibles (including all payment intangibles). The debt is subject to certain non-financial covenants which the Company is in compliance with as of June 30, 2022.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

14.	WARRANT LIABILITY

	Warrants Nov 3, 2021	Warrants Jan 11, 2022	Total
Balance-January 1, 2020	$-	$-	$-
Warrants issued	2,946,066	-	2,946,066
Impact of warrants exercised during the period	(385,190)	-	(385,190)
Change in fair value	(384,190)	-	(384,190)
Balance-December 31, 2021	$2,176,686	$-	$2,176,686
Warrants issued	-	10,038,418	10,038,418
Exercise of the pre-funded warrants	-	(2,560,400)	(2,560,400)
Change in fair value	(1,462,412)	(3,982,523)	(5,444,935)
Balance-June 30, 2022	$714,274	$3,495,495	$4,209,769

Total number of liability warrants- June 30, 2022	1,892,857	9,999,999

(a)	Warrants issued at the same time as the promissory note on November 3, 2021.

The warrants allow for the purchase of 2,142,857 common shares of the Company at an exercise price of 4.00 per common share. The warrants expire 5 years from the issue date of the promissory note. Under the terms of the warrants, the exercise price of the warrant will be adjusted if the Company closes an offering where the common shares of the Company are offered at a price less than the exercise price, resulting in a revision of the exercise price equal to the common share offering. Because the exercise price of the warrants will vary if the Company issues common shares at a price lower than the exercise price of the warrants, the warrants are classified as liabilities. (see 12(d) for the change in exercise price as of January 13, 2022, to $2.30 per share).

On December 7, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of exercise was transferred to share capital.

At June 30, 2022, 1,892,857 warrants were outstanding at an exercise price of $2.30 (December 31, 2021-$4.00. The warrant exercise price dropped from $4.00 to $$2.30 as these warrants had a price adjustment clause and since the Company had a capital raise on January 11, 2022 at $2.30, therefore the warrants were immediately re-priced the exercise price.

The fair value of the warrants as at the issuance date was $2,946,066 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $3.93; exercise price: $4.00; expected volatility: 39%; dividend yield: 0%, risk-free rate: 0.47%.

During the year ended December 31, 2021, the holder exercised 250,000 warrants to acquire 250,000 common shares of the Company at an exercise price of $4.00 per common share. As a result of the exercise of the warrants, the Company received gross proceeds of $1,000,000 and the proportionate fair value of $385,190 of the underlying warrants on the date of the exercise was transferred to share capital. The fair value of the warrants at the exercise date was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $4.60; exercise price $4.00; expected volatility: 30%; dividend yield: 0%; risk-free rate: 1.24%.

As at June 30, 2022, the fair value of the remaining 1,892,857 warrants payable was determined to be $714,274 (December 31, 2021-$2,176,686) as calculated using the Black-Scholes Option Pricing Model with the following assumptions: share price $1.25 (Dec 31, 2021-$3.70); exercise price: $2.30 (Dec 31, 2021-$4.00); expected volatility: 65% (Dec 31, 2021-37%); dividend yield: 0%; risk-free rate 2.39% (Dec 31, 2021-0.67%).

(b)	Warrants issued as part of the capital raise on January 11, 2022

The Company assessed that the 9,999,999 warrants (consisting of 1,304,343 overallotment warrants and 8,695,657 regular warrants all exercisable at $2.30 per share and expire, if unexercised, on January 11, 2027) issued under the public offering (as more fully described in Note 16), excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share based payments and have been recorded in equity.

The fair value of the warrants at June 30, 2022 was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price: $1.09; exercise price $2.30; expected volatility: 60%; dividend yield: 0%; risk free rate: 2.98%.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

14.	WARRANT LIABILITY (continued)

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance. The residual value to be allocated to common shares and to the warrants are as follows:

	Units and Prefunded Units	Over allotment warrants
Gross Proceeds	$19,999,999	$13,045
Less: Total fair value of warrant liability	(9,063,025)	(975,393)
Residual value to common shares	$10,936,974	-
Day one loss-change in fair value opening	-	$(962,350)

The day one loss is the excess of the proceeds of $975,393 on the 1,304,343 allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss on January 11, 2022. This amount is shown separately on the statement of operations and does not impact the warrant liability continuity schedules.

15.	COMMITMENTS AND CONTINGENCIES

Total
Royalty Agreements	2,455
Lease obligations	881,505
3,336,505

16.	SHARE CAPITAL

(a)	Authorized	Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

As at June 30, 2022, the Company had 15,120,524 common shares issued and outstanding (Dec 31, 2021-5,276,695.

Subsequent to June 30, 2022, the Company issued:

●	30,000 shares with a fair value of $22,200 ($0.74 per share) resulting from a supplier converting RSU’s into common shares;

●	60,000 shares, with a fair value of $61,800 (41.03 per share), to a supplier as partial compensation according to their contractual agreements;

●	404,859 shares, with a fair value of $441,296 ($1.09 per share),as payment for the monthly principal repayment of $400,000 on the promissory note; and

●	684,932 shares, with a fair value of $520,548 ($0.76 per share), as payment for the monthly principal repayment of $400,000 on the promissory note.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(b)	Common share transactions

Transactions for the six months ended June 30, 2022 are as follows:

(i) On January 11, 2022, the Company completed an underwritten public offering   in the United States, raising a total of $20,013,043 in gross proceeds. The Company allocated the gross proceeds and direct costs between the units, pre-funded units and option warrants using the relative fair value of the components.

The underwritten public offering resulted in the sale to the public of 7,215,652 Units at $2.30 per Unit, with each Unit being comprised of one common share and one warrant (the “Unit Warrants”) exercisable at $2.30 per share. The Unit warrants are exercisable immediately and have a term of 5 years Gross proceeds of $9,885,327 (gross proceeds of $10,936,974 less its share of share issuance costs in the amount of $1,051,647) were allocated to the common shares, and $5,395,878 to the unit warrants as a liability.

In addition, the Company issued 1,480,000 pre-funded units (“Pre-Funded Units”) at $2.29 per Pre-Funded Unit. Each Pre-Funded Unit is comprised of a one-pre-funded warrant (a “Pre-Funded Warrant”) to purchase one common share, and one warrant to purchase one common share. The Pre-Funded Warrant allows the holder to acquire one common share of the Company at an exercise price of $0.01 per common share, and a warrant to purchase a common share at an exercise price of $2.30 per share. The warrants are exercisable immediately and have a term of 5 years. Each Pre-Funded Warrant is exercisable immediately and is exercisable until all Pre-Funded Warrants are exercised. Proceeds of $2,575,200 were allocated to the pre-funded warrants, and $1,107,147 to the warrants as a liability.

The Company concurrently sold an additional 1,304,347 warrants to purchase 1,304,347 common shares exercisable at $2.30 per share (the “Option Warrants”) pursuant to an over-allotment option exercised by the underwriter. The exercise price of the warrants issued in connection with the exercise of the over-allotment option was $0.0097 per warrant. Each Option Warrant is exercisable immediately and has a term of five years from the issue date. Proceeds of $866,753 were allocated to the Option Warrants. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss as a fair value change in the opening warrant liability.

The fair value of the common shares and pre-funded units was determined by reference to the market price on the day of the offering, which was $1.73 per share. The Unit Warrants, Warrants, and Option Warrants were valued using the Black-Scholes model using the following assumptions: initial stock price $1.73, strike rate $2.30, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

The Company assessed that the warrant issued under the public offering, excluding the Placement Agent Warrants did not meet the “fixed for fixed” test and are therefore reported as liabilities at fair value through profit and loss, and revalued at the end of each period. The Placement Agent Warrants were assessed under IFRS 2 Share Based Payments, as equity-settled share based payments and have been recorded in equity.

As the warrants are treated as a liability, the residual value method under IAS 32 was utilized to allocate the total proceeds of the issuance. The residual value to be allocated to common shares and to the warrants are as follows:

	Units and Prefunded Units	Over allotment warrants
Gross Proceeds	$19,999,999	$13,045
Less: Total fair value of warrant liability	(9,063,025)	(975,393)
Residual value to common shares	$10,936,974	-
Day one loss-change in fair value opening	-	$(962,350)

The day one loss is the excess of the proceeds of $975,393 on the 1,304,343 allocated to the option warrant liability. As the fair value of the warrant liability exceeded the proceeds received on the warrants of $13,043, a fair value loss of $962,350 was recognized in the statement of profit and loss on January 11, 2022. This amount is shown separately on the statement of operations and does not impact the warrant liability continuity schedules.

The direct costs related to the issuance of the common shares and warrants issued in the January 2022 underwritten public offering were $2,016,895, including the value of the Placement Agent Warrants. During the period, 1,480,000 Pre-Funded Warrants were exercised for gross proceeds of $14,800, converting into 1,480,000 common shares that were fully issued.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(b)	Common share transactions (continued)

Transactions for the six months ended June 30, 2022 (continued)

(ii) On March 31, 2022, as part of the ClearRF acquisition (Note 4 and 15), the Company issued 138,958 shares to the vendor with a fair value of $190,094.

(iii) The Company issued 155,000 common shares, with a fair value of $170,500 ($1.10 per share) to consultants as part of their compensation for services rendered.

(iv) The Company issued 854,219 common shares with a fair value of $1,002,461 as combined payments of the monthly principal repayment of $400,000 for the months of May and June 2022 payable in shares per the terms of the promissory note.

Transactions for the 6 months ended June 30, 2021 are as follows:

(i) During the month of February 2021, the Company received multiple tradeable warrant exercises for total proceeds of $609,041 on the redemption of a total of 88,911 tradeable warrants at an exercise price of $6.85 for each common share.

(ii) The company issued in February 2021, the 40,000 shares to be issued for services rendered at a value of $560,000.

(iii) As discussed in Note 4 -Acquisition of Clear Rf, the Company issued 23,949 common shares to the vendors of ClearRF equal to $194,985.

(C)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

A summary of the Company’s stock option activity is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding options, December 31, 2020	328,068	$13.99
Granted	100,500	11.50
Expired/Cancelled	(14,000)	16.38
Outstanding options, December 31, 2021	414,568	$13.88
Granted	815,000	1.17
Expired/Cancelled	(34,001)	26.39
Outstanding options, June 30, 2022	1,195,567	$4.86

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

As at June 30, 2022 stock options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
24-Jul-17	7,929	7,929	79.00	24-Jul-22	0.07
24-Dec-18	12,896	12,896	57.00	24-Dec-23	1.48
15-Jan-19	828	828	57.00	15-Jan-24	1.55
21-Mar-19	12,345	12,345	63.00	21-Mar-24	1.73
1-Jan-20	2,069	2,069	57.00	1-Jan-24	1.50
15-Nov-20	95,000	83,125	6.00	15-Nov-30	8.38
15-Nov-20	161,500	141,313	6.00	15-Nov-25	3.38
2-Jan-21	57,000	42,750	11.50	2-Jan-26	3.51
2-Jan-21	5,000	3,750	11.50	2-Jan-31	7.51
18-Jan-21	14,500	12,688	11.50	18-Jan-26	3.55
18-Jan-21	1,500	1,500	11.50	31-Aug-22	0.17
18-Jan-21	10,000	10,000	11.50	29-Oct-22	0.33
1-Jan-22	20,000	5,000	4.00	29-Oct-26	4.33
13-Apr-22	795,000	66,250	1.10	13-Apr-27	4.79
Total	1,195,567	402,443	$4.86		4.42

Transactions subsequent to June 30, 2022 are as follows:

On July 12, 2022, the Company granted 330,000 stock options, at an exercise price of $1.10 per share, and 120,000 RSU’s to employees and consultants with a fair value of $1.10 per share. Of these 120,000 RSU’s granted, 30,000 vested immediately and were converted into common shares of the Company and the remaining 90,000 RSU’s vest quarterly with the first vesting of 7,500 taking place on the date of the grant and 11 equal quarterly vesting of 7,500 RSU’s per quarter thereafter. Of these 330,000 stock options granted, they vest quarterly with the first vesting of 27,500 taking place on the date of the grant and 11 equal quarterly vesting of 27,500 RSU’s per quarter thereafter.

Transactions for the six months ended June 30, 2022 are as follows

On January 1, 2022, the Company granted 20,000 stock options at $4.00 per share that vest in 8 equal quarterly periods with the first vesting occurring on the grant date. The fair value on the date of the grant was $54,480 ($2.724 per option).

On April 13, 2022, the Company granted 795,000 stock options to executives and employees at an exercise price of $1.10 per share. These options vest quarterly over three years period with the first vesting taking place at the date of the grant. The fair value of these options on the date of the grant is $678,520 ($0.8535 per share).

Transactions for the six months ended June 30, 2021 are as follows:

The Company recorded share-based payments expense of $949,791 in relation to options vesting

On January 2, 2021, the Company issued 62,000 stock options to various employees at an exercise price of $11.50 of which 57,000 expire on January 2, 2026 and 5,000 expires on January 2, 2031.

On January 18, 2021, the Company issued 38,500 stock options to various employees and consultants at an exercise price of $11.50 expiring on January 2, 2026.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following weighted-average assumptions have been used for the Black-Scholes valuation for the stock options granted:

	2022	2021
Exercise price	$1.03-$4.00	$11.50
Risk-free interest rate	1.36% -2.793%	0.23%
Expected life	5	5
Annualized volatility	102%-105%	85%
Dividend rate	0.00%	0.00%

(d)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

Transactions for the six months ended June 30, 2022, are as follows:

On March 9, 2022, the Company granted 450,000 RSU’s to Directors that vest immediately. On the date of granting, the fair value and stock price was $1.03/share.

On March 9, 2022, the Company granted 1,800,000 RSU’s to a Director that vest quarterly over 12 periods with the first vesting of 150,000 RSU’s occurring on the date of the granted and another 150,000 vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.03/share.

On April 13, 2022, the Company granted 240,000 RSU’s to consultants that vest immediately. On the date of granting, the fair value and the stock price was $1.10/share.

On April 13, 2022, the Company granted 585,000 RSU’s to employees of the Company that vest quarterly over 12 periods with the first vesting of 48,750 RSU’s occurring on the date of the granted and another 48,750 RSU’s vest every three months until all of the granted RSU’s have vested. On the date of granting, the fair value and the stock price was $1.10/share.

As at June 30, 2022 restricted share units outstanding are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
09-Mar-22	2,250,000	750,000	$1.03
13-Apr-22	825,000	318,750	1.10
Total	3,075,000	1,068,750	$1.05

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(d)	Restricted Share Units (continued)

A summary of the Company’s restricted share unit activity is as follows:

	Number of RSU’s	Weighted Average Issue Price
Outstanding options, December 31, 2021	0	$-
Granted	3,075,000	$1.05
Outstanding options, June 30, 2022	3,075,000	$1.05

(e)	Agents’ options:

Transactions for the six months ended June 30, 2022, are as follows:

The Company also issued warrants to the placement agents to purchase 434,783 common shares at an exercise price of $2.53 per share (the “Placement Agent Warrants”), which are exercisable 180 days from January 11, 2022, with a term of five years. The fair value of the Placement Agent Warrants was determined to be $307,189 using the Black-Scholes model with the following assumptions: initial stock price $1.73, strike rate $2.53, dividend yield 0%, term 5 years, volatility 60.0% and risk free rate 0.50%.

A summary of the Company’s agents’ options activity is as follows

	Number of options	Weighted average exercise price
Outstanding agent options, December 31, 2020	452,523	8.02
Expired	(6,597)	52.68
Outstanding agent options, December 31, 2021	445,926	$7.51
Granted	434,783	2.53
Outstanding agent options, June 30, 2022	880,709	$5.05

On June 30, 2022 agents’ options outstanding are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
28-Jul-20	1,702	1,702	$20.49	28-Jul-22	0.08
29-Sep-20	113,500	113,500	$6.60	28-Sep-25	3.25
29-Sep-20	266,000	266,000	$6.85	28-Sep-25	3.25
31-Dec-20	64,724	64,724	$11.50	30-Jun-24	2.00
11-Jan-22	434,783	0	$2.53	11-Jan-27	4.54
Total	880,709	445,926	$5.05		3.79

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

16.	SHARE CAPITAL (continued)

(f)	Share purchase warrants

A summary of the Company’s share purchase warrant activity is as follows:

Transactions for the six months ended June 30, 2021 are as follows:

a.	10,897 share purchase warrants expired at an average price of $35.08.

b.	In February 2021, 88,911 tradeable warrants were exercised at $6.85 for total proceeds of $609,040.

A summary of the Company’s share purchase warrant activity is as follows:

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2020	3,591,533	$10.55
Granted	2,142,857	$4.00
Exercised	(544,415)	$5.54
Expired	(68,647)	$62.87
Outstanding, December 31, 2021	5,121,328	$7.64
Granted	9,999,999	$2.30
Outstanding, June 30, 2022	15,121,327	$3.90

At June 30, 2022 share purchase warrants outstanding and exercisable are as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
23-Dec-19	54,248	$51.22	23-Dec-22
28-Jul-20	74,138	$20.49	28-Jul-22
29-Sep-20	1,805,585	$6.85	28-Sep-25
31-Dec-20	1,294,500	$11.50	30-Jun-24
3-Nov-21	1,892,857	$2.30	3-Nov-26
11-Jan-22	9,999,999	$2.30	11-Jan-27
Total	15,121,327	$3.90

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

17.	COST OF SALES

	6 months ended June 30		3 months ended June 30
(in thousands)	2022	2021	2022	2021

Inventory expensed	$839	$2,324	$480	$505
Royalties	94	208	40	58
Other expenses	506	583	341	260
Total	$1,439	$3,115	$861	$823

18.	SELLING AND MARKETING EXPENSES

	6 months ended June 30		3 months ended June 30
(in thousands)	2022	2021	2022		2021

Salaries and related expenses	$1,261	$1,571	$643		$846
Advertising and marketing	861	614	463		368
Travel and conferences	87	9	58		7
Total	$2,209	$2,194	$1,163	4	$1,221

19.	GENERAL AND ADMINISTRATIVE EXPENSES

	6 months ended June 30		3 months ended June 30
(in thousands)	2022	2021	2022	2021

Salaries and related expenses	$294	$227	$169	$134
Professional services	941	409	564	237
Consulting and director fees	698	513	279	226
Travel	98	60	62	34
Office and general	984	683	542	353
Regulatory and filing fees	66	48	45	24
Shareholder relations	430	266	191	140
Total	$3,511	$2,206	$1,852	$1,148

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

20.	FINANCE EXPENSES

	6 months ended
	2022	2021
Interest paid and accretive interest on debentures	$-	$925,451
Interest expense on long term debt	-	3,809
Interest on bank loans	10,422	22,996
Other interest and bank charges	44,890	23,786
Loss (gain) on redemption of debentures	-	18,292
Interest earned on director’s loan	-	(6,000)
Interest expense on lease obligations	(9,586)	3,119
Other interest income	-	(8,765)
Total	$45,726	$982,688

21.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

As at June 30, 2022, the Company is subject to externally imposed capital requirements arising from both covenants included in the debt agreement as well as the repayment of monthly principal payments on the convertible promissory note outstanding, as described in Note 12. The Company is also subject to a debt covenant in relation to the factoring agreement described in Note 5.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

22.	FINANCIAL INSTRUMENTS

Fair Value.

The convertible promissory note is estimated at fair value using a binomial lattice model using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); credit spread (Level 3 input); volatility (Level 3 input).

Sensitivity Analysis:

Type	Valuation Technique	Key Inputs	Inter-relationship between significant inputs and fair value measurement
Convertible Promissory Note	The fair value of the convertible promissory note has been calculated using a binomial lattice methodology

Key observable inputs

●  Share price June 30, 2022: $1.09

●  Risk-free interest rate June 30, 2022: 2.27%

●  Dividend yield June 30, 2022: 0%

Key unobservable inputs

●  Instrument specific spread June 30, 2022: 45%

●  Credit spread June 30, 2021: 10.84%

The estimated fair value would increase (decrease) if:

●  The share price was higher (lower)

●  The risk-free interest rate was higher (lower)

●  The dividend yield was lower (higher)

●  The instrument specific spread was lower (higher)

●  The credit spread was lower (higher)

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long term-debt, approximate carrying value, which is the amount recorded on the consolidated unaudited interim statement of financial position.

Credit Risk:

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. In the six months ended June 30, 2022, no one customer accounted for a material amount of the Company’s revenues. Approximately 45% of the Company’s revenue for the six months ended June 30, 2021  is attributable to sales transactions with a single customer.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

22.	FINANCIAL INSTRUMENTS (continued)

Credit risk (continued)

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. Certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $1,097,025 on June 30, 2022, (June 30, 2021-$1,306,110).

In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	June 30, 2022	December 31, 2021
EMEA	$977	$879
Australia	-	119
North America	448	546
Total	$1,425	$1,544

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

22.	FINANCIAL INSTRUMENTS (continued)

Liquidity risk (continued)

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company has a factoring agreement with external funding (Note 5).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD. As at June 30, 2022, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(in USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	$3,634	$140	$280	$4,054
Trade and other receivables	256	958	211	1,425
Advances to supplier	1,284	-	-	1,284
Long term receivable	-	149	-	149
Current liabilities
Accounts payable and accrued liabilities	(248)	(730)	(569)	(1,547)
Convertible debentures	(1,592)	-	-	(1,592)
Warrant liability	(4,210)	-	-	(4,210)
Total	$(876)	$517	$(78)	$(437)

10% fluctuation in exchange rate	$(88)	$52	$(8)	$(44)

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

22.	FINANCIAL INSTRUMENTS (continued)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value calculations of both the convertible promissory note and the warrant liability which are revalued each reporting period based on changing parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

23.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the three months ended June 30, 2022 and 2021 are as follows:

	2022	2021

Payments to key management personnel:
Salaries, consulting and directors’ fees	$851,262	$626,923
Share-based payments	1,792,129	490,946
Total	$2,643,391	$1,117,869

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below :

		(in thousands)
Type of Service	Nature of Relationship	2022	2021

Selling and marketing expenses	VP Technology/VP Sales International	152	87
General and administrative expense	Companies controlled by the CEO, CFO and Directors	699	540

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

24.	SEGMENTED INFORMATION

The Company is domiciled in Canada and it operates and produces its income primarily in Israel, Europe and North America. The Company operates as a single segment being the sale of cellular-based communications products.

The Company’s entity-wide disclosures include disaggregated information about product sales and geographical areas.

Geographical area information is shown below:

External Revenues (in thousands)	30-Jun-22	30-Jun-21

EMEA	$456	$2,573
USA	722	777
Canada	625	$980
Australia	-	59
Total	$1,803	$4,389

Non-current asset geographic area information is shown below:

Non-current assets (in thousands)	30-Jun-22	31-Dec-21
EMEA	149	168
Long term receivable total	$149	$168

Right of use assets (in thousands)
Canada	$233	$188
EMEA	682	890
Total right of use assets	$915	$1,078

Equipment (in thousands)
Canada	22	34
EMEA	213	234
Total equipment	$235	$268

Intangible assets (in thousands)
Canada	69	94
EMEA	5,395	4,257
Total intangible assets	$5,464	$4,351

Product information is shown below:

Revenues by product (in thousands)	30-Jun-22	30-Jun-21
Cellular boosters and related accessories	1,213	2,867
Rugged devices and related accessories	590	1,522
Total revenues	$1,803	$4,389

Siyata Mobile Inc. and Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

25.	SUBSEQUENT EVENTS

(a)	On July 22, 2022 the Company F-3 registration statement became effective July 18, 2022.

(b)	On July 1, 2022, the Company filed a S-8 registration statement for their Amended and Restated Equity Incentive Plan. The content of this S-8 is to provide information that the stock option plan has been amended as of February 14, 2022 to include, but not limited to, the right of the Corporation to issue restricted share units, the calculation of the maximum amount of options/restricted share units to be issued and to allow for cashless exercise.